

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Lixin Cai
Chairman and Chief Executive Officer
CXJ Group Co., Ltd.
Room 1903-1, No.1 building, Xizi International Center
Jianggan District, Hangzhou City,
Zhejiang Province, China

> **Re: CXJ Group Co., Ltd**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 28, 2020**
> **File No. 333-248779**

Dear Mr. Cai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 13, 2020 letter.

Amendment No. 2 to Form S-1 filed December 28, 2020

Prospectus Summary, page 5

1. You disclose here that your fiscal year end is December 31st and on page 46 that your year end is May 31st. Please revise to make your disclosure consistent.

You may contact Melissa Gilmore, Staff Accountant at (202) 551-3777 or Martin James, Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

Lixin Cai
CXJ Group Co., Ltd.
January 15, 2021
Page 2

Sincerely,

Division of Corporation Finance
Office of Manufacturing